UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COMPOSECURE, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

77584N101

(CUSIP Number)

Michele D. Logan

c/o CompoSecure, Inc.

309 Pierce Street

Somerset, NJ 08873

Tel No: 908-875-6556

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77584N101
1.	Names of Reporting Persons Michele D. Logan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,043,320
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,043,320
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,043,320(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 2,020,829 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) and 22,491 restricted stock units (“RSUs”), which vested in full upon the Closing (as defined below) and settled into Class A Common Stock upon vesting, held by Ms. Logan.

(2) Pursuant to that certain stock purchase agreement, dated August 7, 2024, by and between Michele D. Logan, Ephesians 3:16 Holdings LLC (“Ephesians Holdings”), Carol D. Herslow Credit Shelter Trust B (“Credit Shelter Trust”) and Tungsten 2024 LLC, a Delaware limited liability company (“Tungsten”) agreed to convert all shares held of unregistered Class B Common Stock, par value $0.0001 (“Class B Common Stock”) and a corresponding number of unregistered Class B Common Units issued by CompoSecure Holdings, L.L.C. (a subsidiary of the Issuer) that are exchangeable for Class A Common Stock on a share-for-share basis, for no additional consideration, subject to adjustment, and a corresponding cancellation of the Class B Common Stock.

(3) Based upon 82,541,374 shares of Class A Common Stock outstanding immediately following the Closing as of September 17, 2024.

CUSIP No. 77584N101
1.	Names of Reporting Persons Ephesians 3:16 Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(1) Pursuant to that certain stock purchase agreement, dated August 7, 2024, by and between Michele D. Logan, Ephesians Holdings, Credit Shelter Trust and Tungsten agreed to convert all shares held of unregistered Class B Common Stock and a corresponding number of unregistered Class B Common Units issued by CompoSecure Holdings, L.L.C. (a subsidiary of the Issuer) that are exchangeable for Class A Common Stock on a share-for-share basis, for no additional consideration, subject to adjustment, and a corresponding cancellation of the Class B Common Stock.

(2) Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

CUSIP No. 77584N101
1.	Names of Reporting Persons The MDL Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(1) Pursuant to that certain stock purchase agreement, dated August 7, 2024, by and between Michele D. Logan, Ephesians Holdings, Credit Shelter Trust and Tungsten agreed to convert all shares held of unregistered Class B Common Stock and a corresponding number of unregistered Class B Common Units issued by CompoSecure Holdings, L.L.C. (a subsidiary of the Issuer) that are exchangeable for Class A Common Stock on a share-for-share basis, for no additional consideration, subject to adjustment, and a corresponding cancellation of the Class B Common Stock.

(2) Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

CUSIP No. 77584N101
1.	Names of Reporting Persons The DML Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(1) Pursuant to that certain stock purchase agreement, dated August 7, 2024, by and between Michele D. Logan, Ephesians Holdings, Credit Shelter Trust and Tungsten agreed to convert all shares held of unregistered Class B Common Stock and a corresponding number of unregistered Class B Common Units issued by CompoSecure Holdings, L.L.C. (a subsidiary of the Issuer) that are exchangeable for Class A Common Stock on a share-for-share basis, for no additional consideration, subject to adjustment, and a corresponding cancellation of the Class B Common Stock.

(2) Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

CUSIP No. 77584N101
1.	Names of Reporting Persons Carol D. Herslow Credit Shelter Trust B
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(1) Pursuant to that certain stock purchase agreement, dated August 7, 2024, by and between Michele D. Logan, Ephesians Holdings, Credit Shelter Trust and Tungsten agreed to convert all shares held of unregistered Class B Common Stock and a corresponding number of unregistered Class B Common Units issued by CompoSecure Holdings, L.L.C. (a subsidiary of the Issuer) that are exchangeable for Class A Common Stock on a share-for-share basis, for no additional consideration, subject to adjustment, and a corresponding cancellation of the Class B Common Stock.

(2) Ephesians Holdings is a manager-managed LLC, and Ms. Logan serves as the manager, with the ability to exercise voting and dispositive power with respect to the securities held by Ephesians Holdings. The MDL Trust and the DML Trust are the sole members of Ephesians Holdings, each owning half of the total membership interests therein, and Ms. Logan serves as the Investment Adviser of each of the MDL Trust and the DML Trust. Tiedemann Trust Company acts as Administrative Trustee of each of the MDL Trust and the DML Trust. As a result, Ms. Logan, Ephesians Holdings and the MDL Trust and the DML Trust (to the extent of their respective membership interests therein) possess shared voting and dipositive power over the securities held by Ephesians Holdings.

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2021 (the “Original Statement”), as amended by the Amendment No. 1 filed with the SEC on May 14, 2024 (the “Amendment No. 1”), and the Amendment No. 2 filed with the SEC on August 9, 2024, which relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 309 Pierce Street, Somerset, NJ 08873. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Amendment No. 1, Amendment No. 2, and Original Statement are herein referred to collectively as the “Original Statement.”

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings set forth with respect thereto in the Original Statement.

Item 2. Identity and Background

No changes.

Item 3. Source and Amount of Funds or Other Consideration

No changes.

Item 4. Purpose of Transaction

No changes, except as set forth below.

As previously reported, the Reporting Persons entered into that certain Purchase Agreement, dated August 7, 2024, with Tungsten pursuant to which each Reporting Person agreed to (i) exchange all of their Class B Common Units for shares of Class A Common Stock (with all of their shares of Class B Common Stock being automatically cancelled for no consideration upon such exchange by operation of the Issuer’s certificate of incorporation) (the “Exchange”), and (ii) sell to Tungsten an aggregate of 16,596,214 shares of Class A Common Stock to be owned by the Sellers immediately following the Exchange for a purchase price of $7.55 per share of Class A Common Stock.

On September 17, 2024, the Reporting Persons closed on those certain transactions contemplated by the Purchase Agreement, and each Reporting Person converted all shares held of unregistered Class B Common Stock and the corresponding number of unregistered Class B Common Units for Class A Common Stock on a share-for-share basis, for no additional consideration, subject to adjustment, and cancelled the corresponding Class B Common Stock.

The Reporting Persons subsequently sold on September 17, 2024, pursuant to the Purchase Agreement, an aggregate of 16,596,214 shares of Class A Common Stock to Tungsten.

Item 5. Interest in Securities of the Issuer

No changes, except as set forth below.

(a) – (b).

Reporting Persons(1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Michele D. Logan(2)	0	2,043,320	0	2,043,320	0	2,043,320	2.5%
Ephesians Holdings	0	0	0	0	0	0	0%
The MDL Trust	0	0	0	0	0	0	0%
The DML Trust	0	0	0	0	0	0	0%
The Credit Shelter Trust	0	0	0	0	0	0	0%

(1) Pursuant to that certain stock purchase agreement, dated August 7, 2024, by and between Michele D. Logan, Ephesians 3:16 Holdings LLC (“Ephesians Holdings”), Carol D. Herslow Credit Shelter Trust B (“Credit Shelter Trust”) and Tungsten 2024 LLC, a Delaware limited liability company (“Tungsten”) agreed to convert all shares held of unregistered Class B Common Stock, par value $0.0001 (“Class B Common Stock”) and a corresponding number of unregistered Class B Common Units issued by CompoSecure Holdings, L.L.C. (a subsidiary of the Issuer) that are exchangeable for Class A Common Stock on a share-for-share basis, for no additional consideration, subject to adjustment, and a corresponding cancellation of the Class B Common Stock.

(2) Consists of (i) 2,020,829 shares of Class A Common Stock and 22,491 RSUs, which vested in full upon the Closing (as defined below) and settled into Class A Common Stock upon vesting.

(3) Based upon 82,541,374 shares of Class A Common Stock outstanding immediately following the Closing as of September 17, 2024.

(c) There have been no reportable transactions with respect to the Class A Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 5(c).

(d) Not applicable.

(e) Each of Michele D. Logan, Ephesians Holdings, The MDL Trust, The DML Trust, and Credit Shelter Trust has ceased to be the beneficial owner or record holder of 5% as of September 17, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes, except as set forth below.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2024

MICHELE D. LOGAN

/s/ Michele D. Logan
Michele D. Logan

EPHESIANS 3:16 HOLDINGS LLC

/s/ Michele D. Logan
Name: Michele D. Logan
Title: Manager
THE MDL FAMILY TRUST
By: Tiedemann Trust Company

/s/ Brittany Cook
Name: Brittany Cook
Title: Managing Director
THE DML FAMILY TRUST
By: Tiedemann Trust Company

/s/ Brittany Cook
Name: Brittany Cook
Title: Managing Director
THE CAROL D. HERSLOW CREDIT SHELTER TRUST B
By: Michele D. Logan

/s/ Michele D. Logan
Name: Michele D. Logan
Title: Co-Trustee